invensys®

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

06012981

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

24 April 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning

(a) Steve Hare appointed Chief Financial Officer of Invensys
(b) Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. M. Downing

Regulatory News

SEC NO 82 – 2142

RNS Number:7863B
Invensys PLC
21 April 2006

Steve Hare appointed Chief Financial Officer of Invensys

Invensys plc announces that Steve Hare will be joining the Board as Chief Financial Officer on 21 July 2006.

Steve is currently Group Finance Director of Spectris plc, the precision instrumentation and controls company. Prior to joining Spectris in 2004, he was a founding partner of HBA Partners LLP, an operational turnaround and business support consultancy. Between 1997 and 2003, he was with Marconi, latterly as a director and Chief Financial Officer, where he was involved in the company's financial restructuring. Previously, he spent eight years with GPT, the joint venture between GEC and Siemens.

As announced on 2 February 2006, Adrian Hennah will be leaving the Group on 9 June 2006 to take up an appointment as Finance Director of Smith & Nephew plc.

Ulf Henriksson, Chief Executive of Invensys plc, commented:

"Steve has considerable experience with complex capital structures and operational turnarounds and I look forward to working with him on the next stage of Invensys' recovery."

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
Maitland	Emma Burdett / Michelle Jeffery	tel: +44 (0) 20 7379 5151

Regulatory News

SEC NO 82 – 2142

RNS Number:8386B
Invensys PLC
21 April 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Standard Life Investments

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if itis a holding of that person's spouse or children under the age of 18

Notice is given by Standard Life Investments on behalf of Standard Life Group in respect of their material and non-material interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5) Number of shares/amount of stock acquired

n/a

6) Percentage of issued class

n/a

7) Number of shares/amount of stock disposed

4,130,188

8) Percentage of issued class

0.073%

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

21 April 2006

11) Date company informed

21 April 2006

12) Total holding following this notification

567,507,399

13) Total percentage holding of issued class following this notification

9.979%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 21 April 2006